As confidentially submitted to the U.S. Securities and Exchange Commission on April 24, 2023. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Tenon Medical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	3841	45-5574718
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

104 Cooper Court

Los Gatos, CA 95032

(408) 649-5760

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Steven M. Foster

Chief Executive Officer and President

Tenon Medical, Inc.

104 Cooper Court

Los Gatos, CA 95032

(408) 649-5760

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq.
Jeffrey P. Wofford, Esq.
Carmel, Milazzo & Feil LLP
55 West 39th Street, 4th Floor
New York, New York 10018
Telephone: (212) 658-0458

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration Statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April [*], 2023

PRELIMINARY PROSPECTUS

[*] Shares of common stock

Or Pre-Funded Warrant to Purchase [*] Shares of common stock

And

Warrants to purchase up to [*] Shares of common stock

Tenon Medical, Inc. is offering [*] units, or Units, each consisting of one share of our common stock, $0.001 par value per share, and a warrant, or a Warrant, to purchase one share of our common stock, on a firm commitment basis at an assumed public offering price of $[*] per Unit, which is equal to the closing price of our common stock on the Nasdaq Capital Market on [*], 2023. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The common stock and Warrants are immediately separable and will be issued separately in this offering. Each Warrant offered hereby is immediately exercisable on the date of issuance at an exercise price per share of common stock equal to [*]% of the offering price of the Unit in this offering, and will expire five years from the date of issuance.

We are also offering to each purchaser of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one share of common stock, each a Pre-Funded Warrant) and one Warrant. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of common stock outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one share of common stock. The purchase price of each Unit including a pre-funded warrant will be equal to the price per Unit including one share of common stock, minus $0.001, and the remaining exercise price of each Pre-Funded Warrant will equal $0.001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Unit including a Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including a share of common stock we are offering will be decreased on a one-for-one basis.

Pursuant to this prospectus, we are also offering the shares of common stock issuable upon exercise of the Warrants and the Pre-Funded Warrants.

The shares of common stock and Pre-Funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrants as part of a Unit (other than pursuant to the underwriter’s option to purchase additional shares of common stock and/or Warrants), but the components of the Units will be immediately separable and will be issued separately in this offering. See “Description of Securities” in this prospectus for more information.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TNON.” The last reported sale price of our common stock on Nasdaq on [*], 2023 was $[*] per share. There is no established public trading market for the Warrants or the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active trading market, the liquidity of the Warrants and the Pre-Funded Warrants will be limited.

The final public offering price per Unit will be determined through negotiation between us and the lead underwriter based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.

We intend to use the proceeds from this offering for sales and marketing activities, including building a sales and marketing infrastructure, training clinicians to use our products, clinical studies, and general corporate purposes, including working capital. See “Use of Proceeds.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page [*] of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

		Per Unit		Total
Public offering price (1)	$		$
Underwriting discounts and commissions (1)(2)	$		$
Proceeds, before expenses, to us	$		$

(1)	Units sold with Pre-Funded Warrants will be priced at the offering price minus $0.001.

(2)	The underwriting discount shall equal [*]% of the gross proceeds of the securities sold by us in this offering. The underwriter will receive compensation in addition to the underwriting discount described above. See “Underwriting” beginning on page [*] of this prospectus for additional information regarding underwriting compensation.

We have granted the representative of the underwriter an option, exercisable within 45 days after the closing of this offering, to purchase from us, up to an additional [*] shares of common stock at $[*] and/or Warrants to purchase up to an additional [*] shares of common stock at a price per Warrant equal to $0.01, less, in each case, the underwriting discounts and commissions, to cover over-allotments, if any.

For additional information regarding our arrangement with the underwriters, please see “Underwriting” beginning on page [*].

The underwriters expect to deliver the shares of common stock (or Pre-Funded Warrants in lieu thereof) and Warrants comprising the Units on [*], 2023, subject to satisfaction of certain customary closing conditions.

[UNDERWRITER LOGO]

The date of this prospectus is             , 2023.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus, or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

•	all references to the “Tenon,” the “Company,” the “registrant,” “we,” “our,” or “us” in this prospectus mean Tenon Medical, Inc.;

•	“year” or “fiscal year” means the year ending December 31st; and

•	All dollar or $ references, when used in this prospectus, refer to United States dollars.

Market Data

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not consider the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere, or incorporated by reference, in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including the matters set forth in the section titled “Risk Factors” and the financial statements and related notes and other information that we incorporate by reference herein, including our Annual Report on Form 10-K

Introduction

Tenon Medical, Inc. (the “Company”), was incorporated in the State of Delaware on June 19, 2012 and was headquartered in San Ramon, California until June 2021 when it relocated to Los Gatos, California. The Company is a medical device company that offers a novel, less invasive approach to the sacroiliac joint using a single, robust, titanium implant for treatment of the most common types of sacroiliac joint (the “SI-Joint”) disorders that cause lower back pain. The system features the CATAMARAN™ Fixation Device which passes through both the axial and sagittal planes of the ilium and sacrum, stabilizing and transfixing the SI joint along its longitudinal axis. The angle and trajectory of the Catamaran surgical approach is also designed to provide a pathway away from critical neural and vascular structures and into the strongest cortical bone. The Company received U.S. Food and Drug Administration (“FDA”) clearance in 2018 for The CATAMARANTM SI-Joint Fusion System (“The CATAMARAN System”). The Company commercially launched The CATAMARAN System nationally in October 2022 at the North American Spine Society meeting held in Chicago. Currently, the Company’s only commercial focus is the US market.

The Opportunity

We estimate that over 30 million American adults have chronic lower back pain.

.

Published clinical studies have shown that 15% to 30% of all chronic lower back pain is associated with the SI-Joint. For patients whose chronic lower back pain stems from the Sacroiliac Joint (“SI-Joint”), our experience in both clinical trials and commercial settings indicates the system to be introduced by Tenon could be beneficial for patients who are properly diagnosed and screened for surgery by trained healthcare providers.

In 2019, approximately 475,000 patients in the United States were estimated to have received an aesthetic injection to temporarily alleviate pain emanating from the SI-Joint and/or to diagnose SI-Joint pain. Additionally, several non-surgical technologies have been introduced in the past 10 years to address patients who do not respond to injection therapy, including systemic oral medications and opioids.

To date, the penetration of a surgical solution for this market has been relatively low (5-7%). We believe this is due to complex surgical approaches and suboptimal implant design of existing options. The penetration of this market with an optimized surgical solution is Tenon’s focus.

We believe the SI-Joint is the last major joint to be successfully addressed by the orthopedic implant industry. Studies have shown that disability resulting from disease of the SI-Joint is comparable to the disability associated with a number of other serious orthopedic conditions, such as knee and hip arthritis and degenerative disc disease, each of which has surgical solutions where an implant is used, and a multi-billion-dollar market exists.

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The SI-Joint

The SI-Joint is a strong weight bearing synovial joint situated between the lumbar spine and the pelvis and is aligned along the longitudinal load bearing axis of the human spine when in an upright posture. It functions as a force transfer conduit where it transfers axial loads bi-directionally from the spine to the pelvis and lower extremities and allows forces to be transmitted from the extremities to the spine. It also provides load sharing between the hip and spine to contribute towards attenuation of impact shock and stress from activities of daily living.

The SI-Joint is a relatively immobile joint that connects the sacrum (the spinal segment that is attached to the base of the lumbar spine at the L5 vertebra) and the ilium of the pelvis. Each SI-Joint is approximately 2mm wide and irregularly shaped.

Motion of the SI-Joint features vertical shear and rotation. Although the rotational forces about the SI-Joint are relatively low, repetitive motions created by daily activities such as walking, jogging, twisting at the hips, and jumping can increase the stresses on the SI-Joint. If the SI-Joint is compromised through injury or degeneration, the load bearing and motion restraints from the surrounding anatomical structures of the SI-Joint will be compromised resulting in abnormal stress transfers across the joint to these structures, thereby further augmenting the degenerative cascade of the SI-Joint. Eventual pain and cessation of an individual’s normal activities due to a painful and unstable SI-Joint have led to an increase in the recent development of SI-Joint stabilization devices.

Non-Surgical Treatment of Sacroiliac Joint Disease

Several non-surgical treatments exist for suspected sacroiliac joint pain. These conservative steps often provide desired relief for the patient. Non-surgical treatments include:

•	Drug Therapy : including opiates and non-steroidal anti-inflammatory medications.

•	Physical Therapy : which can involve exercises as well as massage.

•	Intra-Articular Injections of Steroid Medications : which are typically performed by physicians who specialize in pain treatment or anesthesia.

•	Radiofrequency Ablation : or the cauterizing of the lateral branches of the sacral nerve roots.

When conservative steps fail to deliver sustained pain relief and return to quality of life, specific diagnostic protocols are utilized to explore if a surgical option should be considered.

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Diagnosis

Historically, diagnosing pain from the SI-Joint was not routinely a focus of orthopedic or neurosurgery training during medical school or residency programs. Due to its invasiveness, post-operative pain, and muscle disruption along with a difficult procedure overall, the open SI-Joint fusion procedure was rarely taught in these settings.

The emergence of various SI-Joint surgical technologies has generated a renewed discussion of SI-Joint issues. Of particular focus is the diagnostic protocol utilized to properly select patients for S-I Joint surgery. Patients with low back pain typically start with primary care physicians who often refer to pain specialists. Here, the patient will go through traditional physical therapy combined with oral medications (anti-inflammatory, narcotic, etc.). If the patient fails to respond to these steps the pain specialist may move to therapeutic injections of the SI-Joint. These injections may serve to lessen inflammation to the point that the patient is satisfied. However, the impact from these injections is often transient. In this case the patient is often referred to a trained physician to determine if the patient may be a candidate for surgical intervention. A series of provocative tests in clinic, combined with a specific injection protocol to isolate the SI-Joint as the pain generator is then utilized to confirm the need for surgical intervention. Published literature has shown this technique to be a very effective step to determine the best treatment to alleviate pain.

Limitations of Existing Treatment Options

Surgical fixation and fusion of the SI-Joint with an open surgical technique was first reported in 1908, with further reports in the 1920s. The open procedure uses plates and screws, requires a 6 to 12-inch incision and is extremely invasive. Due to the invasiveness and associated morbidity, the use of this procedure is limited to cases involving significant trauma, tumor, etc.

Less invasive surgical options along with implant design began to emerge over the past 15 years. These options feature a variety of approaches and implant designs and have been met with varying degrees of adoption. Lack of a standard and accepted diagnostic approach, complexity of approach, high morbidity of approach, abnormally high complication rates and inability to radiographically confirm fusion have all been cited as reasons for low adoption of these technologies.

The CATAMARAN™ SI-Joint Fusion System Solution

Until October 2022 Tenon sold The CATAMARAN™ SI-Joint Fusion System (“The CATAMARAN System”) to a limited number of clinician advisors to refine the product for a full commercial launch. In October 2022 Tenon initiated a full commercial launch at the NASS meeting in Chicago. The CATAMARAN System includes instruments and implants designed to prepare and fixate the SI-Joint for fusion. We believe The CATAMARAN System will address a large market opportunity with a superior product and is distinct from other competitive offerings in the following ways:

•	Transfixes the SI joint

•	Inferior Posterior Sacroiliac Fusion Approach (PiSIF™)

•	Reduced Approach Morbidity

•	Direct And Visualized Approach to the SI-Joint

•	Single Implant Technique

•	Insertion Trajectory Away from the Neural Foramen

•	Insertion Trajectory Away from Major Vascular Structures

•	Autologous Bone Grafting in the Ilium, Sacrum and Bridge

•	Radiographic Confirmation of Bridging Bone Fusion of the SI-Joint

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The fixation device and its key features are shown below:

Key Features

“Pontoon” in the ilium

“Pontoon” in the sacrum

“Pontoons and Bridge” filled with autologous bone from drilling process

Leading edge osteotome creates defect and facilitates ease of insertion

The CATAMARAN System is a singular implant designed with several proprietary components which allow for it to be explicitly formatted to transfix the SI-Joint with a single approach and implant. This contrasts with several competitive implant systems that require multiple approach pathways and implants to achieve fixation. In addition, the Inferior Posterior approach is designed to be direct to the joint and through limited anatomical structures which may minimize the morbidity of the approach. The implant features a patented dual pontoon open cell design which enables the clinician to pack the pontoons with the patient’s own autologous bone designed to promote bone fusion across the joint. The CATAMARAN System is designed specially to resist vertical shear and rotation of the joint in which it was implanted, helping stabilize the joint in preparation for eventual fusion.

The instruments we have developed are proprietary to The CATAMARAN System and specifically designed to facilitate an Inferior Posterior approach that is unique to the system.

Tenon also has developed a proprietary 2D placement protocol as well as a protocol for 3D navigation utilizing the latest techniques in spine surgery. These Tenon advancements are intended to further enhance the safety of the procedure and encourage more physicians to adopt the procedure.

The CATAMARAN System, as mentioned previously, is placed in the densest aspect of the SI-Joint as confirmed by the pre-op planning images below:

Surgical Plan Key: Yellow: Guidewire Purple: Lateral Pontoon (Ilium) Green: Medial Pontoon (Sacrum)

Notes:

Upper Right Quadrant: The green and purple pontoons represent the placement in the dense bone inferior – contrasted with the dorsal gap superiorly where competitive systems are most often placed.

Lower Right Quadrant: The yellow and purple outlines represent The CATAMARAN System pontoons, illustrating the angle of insertion is away

from the sacral neuro foramen providing for a much safter trajectory for device implantation.

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The Procedure

We believe The CATAMARAN System and its differentiated characteristics allow for an efficient and effective procedure designed to deliver short-term stabilization and long-term fusion that can be confirmed radiographically. Shown below is an illustration demonstrating the unique placement of The CATAMARAN System inserted Inferior Posterior and coming directly down to and transfixing the joint

The CATAMARAN System procedure is typically performed under general anesthesia using a specially designed instrument set we provide to prepare for the Inferior Posterior access to the SI-Joint. Specially designed imaging and navigation protocols are designed to ensure the clinician has the proper Entry Point, Trajectory, Angle and Depth (ETAD™) so that the pontoons of The CATAMARAN System are placed for maximum fixation. The CATAMARAN System incorporates two pontoons and is designed so that when the system is impacted into the bone one pontoon is on the Illum side and the other is in the Sacrum side with the bridge spanning the joint, preventing shear and rotation of the joint. The device also features an open cell design where the patient’s own (autologous) bone is packed into the pontoons and the bridge to facilitate fusion across the joint. The leading edge of the bridge is designed to act as an osteotome, providing a self-created deficit upon insertion. These features are designed to create an ideal environment for bone ingrowth and fusion. Below is a fluoroscopic image of an implanted CATAMARAN Fixation Device spanning the SI-Joint.

Tenon believes the surgical approach and implant design it has developed, along with the 2D and 3D protocols for proper implantation will be received well by the clinician community who have been looking for a next generation device. Our initial clinical results indicate that The CATAMARAN System is promoting fusion across the joint as evidenced by post-op CT scans (the recognized gold standard widely accepted by the Clinical community).

Post-Op fluoroscopic image of implant spanning the SI-Joint	6-Month CT-Scan showing clear bridging bone fusion

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A preliminary 18 case series (Michael Joseph Chaparro, MD, F.A.A.N.S., F.A.C.S.) has documented that The CATAMARAN System does in fact promote fusion across the SI-Joint, which many of our competitors have not been able to demonstrate. While products from some of our competitors use screws and triangular wedges to treat the SI-Joint, most do not effectively resist the vertical shear and twisting within the joint. This 18 patient series was presented at the North American Spine Society Annual Meeting in Chicago, IL in October 2022.

An independent biomechanical study (Lisa Ferrara, Ph.D. OrthoKinetic Technologies, LLC now part of Element) demonstrated that a single CATAMARAN SIJ Fixation Device was superior to predicate device in the areas of Fixation Strength, Shear Stiffness, Dynamic Endurance and Pullout Strength. We hold issued patents on The CATAMARAN System and its unique features including the dual pontoons and the open cell structure for bone graft packing. We also hold an issued patent for the method of placing The CATAMARAN System into the SI-Joint where one pontoon is in the ilium and the other in the sacrum.

The CATAMARAN System’s unique design has already demonstrated radiographically confirmed fusion in initial patients. We believe that this beneficial advantage along with a simpler, safer, and less painful procedure will make this the procedure of choice for most physicians. Tenon has initiated post market, IRB controlled clinical trials to demonstrate this technology delivers on these advantages.

Recent Developments

Initial Public Offering. On April 29, 2022, we consummated our initial public offering of 3.2 million shares of our common stock and received approximately $13.8 million in net proceeds from the initial public offering after deducting the underwriting discount and commission and other initial public offering expenses. In connection with our initial public offering we also issued 7,046,847 shares of our common stock which included (i) 3,955,415 shares of our common stock issued as a result of the automatic conversion of our convertible promissory notes; (ii) 1,520,996 shares of our common stock issued as a result of the conversion of all of our outstanding shares of preferred stock; (iii) 1,172,346 shares of our common stock issued as a result of an anti-dilution provision in favor of the former holder of our Series A preferred stock which was converted into common stock upon the consummation of our initial public offering; (iv) 312,351 shares of our common stock issued as a result of anti-dilution protection provided to SpineSource, Inc. (“SpineSource”) and (v) 85,739 shares of our common stock issued to a consultant pursuant to the applicable consultant agreement. We also issued to the underwriters warrants to purchase a total of 96,000 shares of the Company’s common stock. The warrants are exercisable at any time at an exercise price of $5.00 per share and expire on the fifth anniversary of the commencement of sales under the IPO.

Approval of 2022 Equity Incentive Plan. In January and February of 2022 our board of directors and our shareholders approved our 2022 Equity Incentive Plan (the “2022 Plan”). The 2022 Plan governs equity awards to our employees, directors, officers, consultants and other eligible participants. Initially, the maximum number of shares of our common stock that may be subject to awards under the 2022 Plan is equal to (i) 1,600,000 plus (ii) the lesser of (a) 750,000 shares of our common stock and (b) the number of shares of our common stock subject to awards granted under the 2012 Plan that after the 2012 Plan is terminated are cancelled, expired or otherwise terminated without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest. The maximum number of shares that are subject to awards under the 2022 Plan is subject to an annual increase equal to the lesser of (i) 1,100,000 shares of our common stock; (ii) a number of shares of our common stock equal to 4% of the prior year’s maximum number or (iii) such number of shares of our common stock as determined by the 2022 Plan administrator. For a more detailed description of the 2022 Plan see “Description of Securities—2022 Equity Incentive Plan.”

Termination of the Tenon 2012 Equity Incentive Plan (the “2012 Plan”). In April of 2022 we terminated the 2012 Plan. At the time of termination there were 727,394 options issued under the 2012 Plan, none of which have been exercised. These options remain outstanding and are administered under the 2022 Plan.

Recent issuances under the 2022 Plan. Between May 2022 and March 2023, we granted 21 restricted stock units (“RSU”) to 18 individuals to purchase in aggregate 1,318,530 shares of our common stock under the Plan. Nine of these RSUs vest one third on the first anniversary with the balance vesting semi-annually over the next two years. Eight of these RSUs vest one sixth semi-annually over 3 years and the remaining RSUs vest one third annually on their anniversary with one sixth of the balance vesting semi-annually over the next 2 years. During this same time period we granted under the Plan (i) non-statutory options to 4 individuals to purchase in aggregate 98,950 shares of our common stock and (ii) incentive stock options to 12 individuals to purchase in aggregate 148,000 shares of our common stock at exercise prices between $1.96 and $2.75 per share. Twelve of these options vest 33% on the first anniversary with the balance of the shares vesting monthly over the next two years, three of these options vest monthly over two years and 4 of these options vest 50% on the first anniversary with the balance of the shares vesting monthly over the next year. All RSUs and options expire 10 years from the date of grant.

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Settlement with Khalid Mentak. On September 2, 2021, Khalid Mentak, a former director and Chief Executive Officer of the Company filed an arbitration claim with the American Arbitration Association (“AAA”) against the Company, asserting damages in excess of $3,000,000, plus attorneys’ fees and other costs, for alleged unpaid wages, defamation, and other claims. On July 21, 2022, the Company entered into a Settlement Agreement and General Release of All Claims (the “Settlement Agreement”) with Key Medical and Mr. Mentak to settle all claims and counterclaims. Pursuant to the Settlement Agreement, the Company has agreed to pay Key Medical the total sum of $1,200,000. See “Legal Proceedings.”

Termination of National Distribution Agreement. On May 20, 2021, the Company entered into an Amended and Restated Exclusive Sales Representative Agreement (the “SpineSource Sales Agreement”) by and between the Company and SpineSource, pursuant to which we appointed SpineSource as our exclusive sales representative for marketing, sales, and support for The CATAMARAN System in the United States and Puerto Rico. On October 6, 2022, we entered into the Terminating Amended and Restated Exclusive Sales Representative Agreement (the “Termination Agreement”) with SpineSource, which terminated the SpinceSource Sales Agreement. In accordance with the Termination Agreement, (i) the Company paid the Representative $1,000,000 in cash; and (ii) the Company agreed to pay the Representative (a) $85,000 per month during the six months after the date of the Termination Agreement in return for efforts by the Representative to transition operations to the Company, (b) 20% of net sales of the Product sold in the United States and Puerto Rico until December 31, 2023 and (c) after December 31, 2023, a commission in an amount equal to 10% of net sales until such time as the aggregate amount paid to the Representative under this clause (c) and clause (b) above equal $3,600,000. In the event of an acquisition of the Company, the Company will pay the Representative $3,600,000 less previous amounts paid pursuant to clause (b) and clause (c) above. Simultaneously with the execution of the Termination Agreement, we entered into a one-year Consulting Agreement with SpineSource (the “Consulting Agreement”). Under the terms and conditions of the Consulting Agreement, SpineSource is tasked with organizing, recruiting, training, and coordinating our clinical specialist program, physician education program and sales education program. Under the Consulting Agreement, SpineSource will be paid a base consulting fee of $700,000 per year, payable in monthly instalments, along with additional compensation of $62,500 per quarter, if certain sales targets are met, for four quarters; along with any travel and related out-of-pocket expenses incurred by the Representative in connection with the performance of the services.

Summary Risk Factors

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are summarized and discussed more fully in the “Summary Risk Factors” and “Risk Factors” sections of our most recent Annual Report on Form 10-K filed with the SEC and incorporated by reference into this prospectus. This offering and the ownership of our common stock, Warrants and Pre-Funded Warrants is subject to a number of risks. You should be aware of these risks before making an investment decision. This list is not complete and these and other risks are discussed more fully in the “Risk Factor section of this Prospectus. These risks include, among others, that:

•	We have incurred losses in the past, our financial statements have been prepared on a going concern basis and we may be unable to achieve or sustain profitability in the future;

•	Epidemic diseases including COVID 19, or the perception of their effects could have a material adverse effect on our business, financial condition, results of operations, or cash flows;

•	If hospitals, clinicians, and other healthcare providers are unable to obtain and maintain coverage and reimbursement from third-party payors for procedures performed using our products, adoption of our products may be delayed, and it is unlikely that they will gain further acceptance;

•	We may not be able to convince physicians that The CATAMARAN System is an attractive alternative to our competitors’ products and that our procedure is an attractive alternative to existing surgical and non-surgical treatments of the SI-Joint;

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•	Clinicians and payors may not find our clinical evidence to be compelling, which could limit our sales, and ongoing and future research may prove our products to be less safe and effective than initially anticipated;

•	Pricing pressure from our competitors, changes in third-party coverage and reimbursement, healthcare provider consolidation, payor consolidation and the proliferation of “physician-owned distributorships” may impact our ability to sell our product at prices necessary to support our current business strategies;

•	Practice trends or other factors, including the COVID-19 pandemic, may cause procedures to shift from the hospital environment to ambulatory surgical centers, or ASCs, where pressure on the prices of our products is generally more acute;

•	We operate in a very competitive business environment and if we are unable to compete successfully against our existing or potential competitors, our sales and operating results may be negatively affected and we may not grow;

•	We currently manufacture (through third parties) and sell products used in a single procedure, which could negatively affect our operations and financial condition;

•	If we are unable to hire and train sales managers, clinical specialists, and expand our network of independent sales representatives, we may not be able to generate anticipated sales;

•	We are dependent on a limited number of contract manufacturers, some of them single-source and some of them in single locations, for our product, and the loss of any of these contract manufacturers, or their inability to provide us with an adequate supply of products in a timely and cost-effective manner, could materially adversely affect our business;

•	We and our contract manufacturers are subject to extensive governmental regulation both in the United States and abroad, and failure to comply with applicable requirements could cause our business to suffer;

•	We and our independent sales representatives must comply with U.S. federal and state fraud and abuse laws, including those relating to physician kickbacks and false claims for reimbursement;

•	If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed;

•	We may incur product liability losses, and insurance coverage may be inadequate or unavailable to cover these losses;

•	We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks;

•	The medical device industry is characterized by patent litigation and we could become subject to litigation that could be costly, result in the diversion of management’s time and efforts, require us to pay damages, and/or prevent us from developing or marketing our existing or future products;

•	Our business could suffer if we lose the services of key members of our senior management, key advisors or personnel;

•	Various factors outside our direct control may adversely affect manufacturing and distribution of our product;

•	We may seek to grow our business through acquisitions of or investments in new or complementary businesses, products or technologies, and the failure to manage acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on us;

•	Our ability to protect our intellectual property and proprietary technology is uncertain;

•	The size and future growth in the market for the SI-Joint fixation market have not been established based on market reports and our estimates are based on our own review and analysis of public information and may be smaller than we estimate, possibly materially. In addition, our estimates of cost savings to the economy and healthcare system as a result of The CATAMARAN System procedure are based on our internal estimates and market research and could also be smaller than we estimate, possibly materially. If our estimates and projections overestimate the size of this market or cost savings, our sales growth may be adversely affected;

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•	We have a limited operating history and may face difficulties encountered by early-stage companies in new and rapidly evolving markets;

•	Our failure to adequately protect personal information in compliance with evolving legal requirements could harm our business;

•	Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

•	Holders of the Warrants and the Pre-Funded Warrants will have no rights as a common atockholder until they acquire our common stock.

•	There is currently and will be no public market for the Warrants or for the Pre-Funded Warrants being offered in this offering.

•	If we cannot satisfy, or continue to satisfy, the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

•	New investors in our securities will experience immediate and substantial dilution after this offering.

•	Since we do not expect to pay any cash dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

•	A possible “short squeeze” due to a sudden increase in demand of our common stock that largely exceeds supply may lead to price volatility in our common stock.

Corporate Information

Our principal executive offices are located at 104 Cooper Court, Los Gatos, California 95032. Our website address is www.tenonmed.com. The information included on our website or in any social media associated with the Company is not part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

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These exemptions include:

•	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

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SUMMARY OF THE OFFERING

Units offered by us	[*] Units on a firm commitment basis. Each Unit will consist of one share of common stock (or Pre-Funded Warrant to purchase one share of our common stock in lieu thereof) and one Warrant to purchase one share of common stock. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of common stock and Pre-Funded Warrants, if any, can each be purchased in this offering only with the accompanying Warrants as part of Units (other than pursuant to the underwriter’s option to purchase additional shares of common stock and/or Warrants), but the components of the Units will be immediately separable and will be issued separately in this offering.

Common stock outstanding prior to the offering(1)	11,251,299 shares of common stock.

Common stock to be outstanding after the offering(2)	[*] shares (or [*] shares if the underwriter exercises its over-allotment option to purchase additional shares in full, and assuming in each case, no exercise of the Warrants and no sale of Units including a Pre-Funded Warrant).

Description of the Warrants

The Warrants will have an exercise price per share of common stock equal to [*]% of the offering price of the Unit in this offering, will be immediately exercisable and will expire five years from the date of issuance. Each Warrant is exercisable for one share of common stock, subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. On or after the earlier of the (i) thirty (30) day anniversary of the date of this prospectus and (ii) the date on which the aggregate composite trading volume of the Company’s common stock as reported by Bloomberg LP beginning on the first trading date after the date of this prospectus exceeds 15,000,000 shares. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of our outstanding shares of common stock after exercise, as such ownership percentage is determined in accordance with the terms of the Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%.

This prospectus also relates to the offering of the common stock issuable upon exercise of the Warrants. To better understand the terms of the Warrants, you should carefully read the “Description of Capital Stock” section of this prospectus. You should also read the form of Warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

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Description of Pre-Funded Warrants

We are also offering to certain purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, in lieu of Units including shares of common stock, Units including Pre-Funded Warrants in lieu of shares of common stock that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock. The purchase price of each Unit including a Pre-Funded Warrant will be equal to the price at which a Unit is sold to the public in this offering, minus $0.001, and the exercise price of each Pre-Funded Warrant will be $0.001 per share.

Each Pre-Funded Warrant will be exercisable for one share of our common stock and will be exercisable at any time after its original issuance until exercised in full, provided that the purchaser will be prohibited from exercising Pre-Funded Warrants for shares of our common stock if, as a result of such exercise, the purchaser, together with its affiliates and certain related parties, would own more than 4.99% of the total number of shares of our common stock then issued and outstanding. However, any holder may increase such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us.

This prospectus also relates to the offering of the common stock issuable upon exercise of the Pre-Funded Warrants. To better understand the terms of the Pre-Funded Warrants, you should carefully read the “Description of Securities” section of this prospectus. You should also read the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of Proceeds	We currently intend to use the net proceeds to us from this offering to hire additional employees, expand the commercial launch of our product including training clinicians on The CATAMARAN System procedure, continuing clinical marketing studies that are focused on capturing post-market safety data, gathering system feedback and initiating product refinements, other sales and marketing activities and for working capital and general corporate purposes. See the section of this prospectus titled “Use of Proceeds” beginning on page [*].

Underwriter’s over-allotment option	We have granted the underwriters an option, exercisable within 45 days after the closing of this offering, to acquire up to an additional 15% of the total number of shares of common stock and/or Warrants to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the public offering price, less the underwriting discounts and commissions.

Listing	Our common stock trades on the Nasdaq Capital Market under the symbols “TNON.” There is no established public trading market for the Warrants or the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active trading market, the liquidity of the Warrants and the Pre-Funded Warrants will be limited.

Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page [*] of this prospectus before deciding whether or not to invest in shares of our common stock.

Transfer Agent:	VStock Transfer, LLC.

(1)	The number of shares of common stock to be outstanding after this offering is based on 11,251,299 shares of common stock outstanding as of April 24, 2023, and excludes:

(a)	2,278,376 shares of our common stock issuable pursuant to options and restricted stock units granted pursuant to our equity incentive plan; and

(b)	96,000 shares of our common stock issuable upon the exercise of warrants issued to the underwriters in our initial public offering that closed on April 29, 2022.

(2)	Unless otherwise indicated, this prospectus reflects and assumes the following: ·

•	no exercise of outstanding options or warrants described above; ·
•	no exercise of the Warrants, and no sale of Units including a Pre-Funded Warrant, which, if sold, would reduce the number of shares of common stock that we are offering on a one-for-one basis; and ·
•	no exercise by the underwriter of its over-allotment option.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in Part I, Item 1A, Risk Factors in our most recent Annual Report on Form 10-K, together with the other information set forth in this prospectus, and in the other documents that we include or incorporate by reference into this prospectus, as updated by our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings we make with the SEC, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making a decision about investing in our common stock. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any risks actually occur, our business, financial condition and results of operations may be materially and adversely affected. In such an event, the trading price of our common stock could decline and you could lose part or all of your investment.

For more information about our SEC filings, please see “Where You Can Find More Information” and “Incorporation by Reference.”

Risks Related to This Offering

Warrants are speculative in nature.

The Warrants and Pre-Funded Warrants offered in this offering do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the common stock and pay an exercise price of $[*] per share, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. Commencing on the date of issuance, holders of the Pre-Funded Warrants may exercise their right to acquire shares of common stock and pay an exercise price of $0.001 per share. The Pre-Funded Warrants have no expiration date.

Holders of the Warrants and the Pre-Funded Warrants will have no rights as a common stockholder until they acquire our common stock.

Until holders of the Warrants and the Pre-Funded Warrants acquire shares of our common stock upon exercise of those warrants, the holders will have no rights with respect to the common stock issuable upon exercise of those warrants. Upon exercise of those warrants, the holder will be entitled to exercise the rights of a common stockholder as to the security exercised only as to matters for which the record date occurs after the exercise.

There is no public market for the Warrants to purchase our common stock or for the Pre-Funded Warrants being offered in this offering.

There is no established public trading market for the Warrants or Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants or Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including The Nasdaq Capital Market. Without an active trading market, the liquidity of the Warrants and Pre-Funded Warrants will be limited.

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We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds will be used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We currently intend to use the net proceeds from this offering to hire additional employees, expand the commercial launch of our product including training clinicians on The CATAMARAN System procedure, continuing clinical marketing studies that are focused on capturing post-market safety data, gathering system feedback and initiating product refinements, other sales and marketing activities.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including the commercial success of our systems and the costs of our research and development activities, as well as the amount of cash used in our operations. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

The price of our common stock may be volatile, and you may be unable to resell your shares at or above the offering price.

 The trading price of our common stock following this offering may fluctuate substantially. Following the closing of this public offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	commercial success and market acceptance of our product;

•	success of our competitors in developing or commercializing products;

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•	ability to commercialize or obtain regulatory approvals for our product, or delays in commercializing or obtaining regulatory approvals;

•	strategic transactions undertaken by us;

•	additions or departures of key personnel;

•	product liability claims;

•	prevailing economic conditions;

•	disputes concerning our intellectual property or other proprietary rights;

•	FDA or other U.S. or foreign regulatory actions affecting us or the healthcare industry;

•	healthcare reform measures in the United States;

•	sales of our common stock by our officers, directors or significant stockholders;

•	future sales or issuances of equity or debt securities by us;

•	business disruptions caused by earthquakes, fires or other natural disasters;

•	the exercise and sale of any outstanding warrants or options, including the exercise of warrants issued in this offering;

•	issuance of new or changed securities analysts’ reports or recommendations regarding us; and

•	Covid-19 restrictions on elective surgeries.

In addition, if the market for medical device or healthcare stocks or the stock market, in general, experience a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, results of operations, and financial condition.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership, and disposition of the resold securities in their particular situations.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	Our ability to effectively operate our business segments;

•	Our ability to manage our research, development, expansion, growth, and operating expenses;

•	Our ability to evaluate and measure our business, prospects, and performance metrics;

•	Our ability to compete, directly and indirectly, and succeed in the highly competitive medical devices industry;

•	Our ability to respond and adapt to changes in technology and customer behavior;

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

•	Other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $[*] from the sale of the common stock, Pre-Funded Warrants and Warrants offered by us in this offering (or $[*] if the underwriter exercises its option to purchase additional shares of common stock and/or Warrants in full and no sale of Units including a Pre-Funded Warrant), based on an assumed public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses of approximately $[*] payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering to hire additional employees, commence the commercial launch of our product including training clinicians on The CATAMARAN System procedure, initiating clinical marketing studies that are focused on capturing post-market safety data, gathering system feedback and initiating product refinements, other sales and marketing activities and for working capital and general corporate purposes. See “Business—Research & Development.”

We will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering. All amounts included in the table below are estimates.

Description	Amount
Accelerate Catamaran commercialization and physician training	$	[*]
Clinical Marketing Studies	$	[*]
Additional hires	$	[*]
Working Capital and General Corporate Purposes	$	[*]
Total	$	[*]

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The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account. The amounts and timing of our actual expenditures will depend upon numerous factors, including our sales and marketing and commercialization efforts, demand for our products, our operating costs and the other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

A $1.00 increase (decrease) in the assumed public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), would increase (decrease) the net proceeds to us from this offering by approximately $[*] million (or approximately $[*] million if the underwriters exercise their option to purchase additional shares and/or Warrants in full and no sale of Units including a Pre-Funded Warrant), assuming the number of Units offered by us, as set forth on the cover of this prospectus, remains the same and, after deducting underwriting discounts and commissions and estimated expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant. An increase (decrease) of [*] in the number of Units offered by us in this offering, would increase (decrease) the net proceeds to us from this offering by approximately $[*] (or approximately $[*] if the underwriters exercise their option to purchase additional shares and/or Warrants in full and no sale of Units including a Pre-Funded Warrant), assuming the public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant. The information above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

We have not declared any cash dividends since inception and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits, and other factors our board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Nasdaq Capital Market under the symbol “TNON.”

As of April 24, 2023, we have issued and outstanding 11,251,299 shares of common stock issued and outstanding held by 71 stockholders of record.

We also have outstanding:

•	Warrants to purchase up to 96,000 shares of our common stock at an exercise price equal to $5.00 per share issued to our underwriters in our initial public offering; and

•	Options and restricted stock units related to 2,278,376 shares of our common stock, 493,618 shares of which are vested.

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Securities Authorized for Issuance under Equity Incentive Plan

On October 1, 2012, the Board of Directors of the Company adopted the 2012 Plan. The 2012 Plan terminated in April 2022. There are 727,394 options issued and outstanding under the 2012 Plan that have not been exercised. These options are administered under the 2022 Plan.

In January and February of 2022 our board of directors and our shareholders approved our 2022 Equity Incentive Plan (together with the 2012 Plan, the “Plans”). The 2022 Plan governs equity awards to our employees, directors, officers, consultants, and other eligible participants. Initially, the maximum number of shares of our common stock that may be subject to awards under the 2022 Plan are equal to (i) 1,600,000 plus (ii) the lesser of (a) 750,000 shares of our common stock and (b) the number of shares of our common stock subject to awards granted under the 2012 Plan that after the 2012 Plan is terminated are cancelled, expired or otherwise terminated without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest. The maximum number of shares that are subject to awards under the 2022 is subject to an annual increase equal to the lesser of (i) 1,100,000 shares of our common stock; (ii) a number of shares of our common stock equal to 4% of the prior year’s maximum number or (iii) such number of shares of our common stock as determined by the 2022 Plan administrator.

The types of awards permitted under the Plans include nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other awards. Each option shall be exercisable at such times and subject to such terms and conditions as the Board may specify.

The Board of Directors has the power to amend, suspend or terminate the Plans without stockholder approval or ratification at any time or from time to time. No change may be made that increases the total number of shares of our common stock reserved for issuance pursuant to incentive awards or reduces the minimum exercise price for options or exchange of options for other incentive awards, unless such change is authorized by our stockholders within one year.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of December 31, 2022. Such information is set forth on the following basis:

•	on an actual basis;

•	on a pro forma basis to reflect our receipt of the net proceeds our sale and issuance of [*] Units (assuming no sale of Units including a Pre-Funded Warrant) in this offering based on the public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), after deducting estimated underwriting discounts and commissions and estimated offering expenses of $[*] payable by us and after the use of net proceeds therefrom.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus. The following table sets forth our cash, cash equivalents and investments, and capitalization as of December 31, 2022 (in thousands):

	Actual	Pro Forma (1)
Cash, cash equivalents and investments	$8,570	$	[*]

Common stock, $0.001 par value; 130,000,000 shares authorized at December 31, 2022; 11,236,801 shares issued and outstanding at December 31, 2022; [*] shares issued and outstanding, pro forma	$11	$	[*]
Additional paid-in capital	$45,833	$	[*]
Accumulated deficit	$(39,492)	$	([*]	)
Accumulated other comprehensive loss	$(100)		([*]	)
Total stockholders’ equity	$6,252	$	[*]
Total capitalization	$6,252	$	[*]

(1)	Does not include (i) 2,278,376 shares of our common stock issuable pursuant to options and RSUs granted pursuant to our equity incentive plan; and (ii) 96,000 shares our common stock issuable upon the exercise of the warrants issued to our underwriters in our initial public offering.

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A $1.00 increase or decrease in the assumed public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), would increase or decrease the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $[*] million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant. An increase or decrease of [*] Units in the number of Units offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $[*], assuming no change in the assumed public offering price per Unit and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant.

DILUTION

Purchasers of our securities in this offering will experience an immediate and substantial dilution in the as adjusted net tangible book value of their shares of our common stock. Dilution in as adjusted net tangible book value represents the difference between the public offering price per share of common stock included in each Unit (attributing no value to the Warrants and assuming no sale of a Units including a Pre-Funded Warrant) and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of December 31, 2022, was $[*] or $[*] per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of our common stock outstanding as of that date. After giving effect to the sale of shares of common stock included in each Unit in this offering at a public offering price of $[*] per share of common stock included in each Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023) and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant for net proceeds of approximately $[*] as if such offering and such share issuances had occurred on December 31, 2022, our pro forma net tangible book value as of December 31, 2022, would have been $[*] or approximately $[*] per share of our common stock. This represents an immediate increase in pro forma, net tangible book value per share of $[*] to the existing stockholders and an immediate dilution in pro forma net tangible book value per share of $[*] to new investors (attributing no value to the Warrants and assuming no sale of Units including a Pre-Funded Warrant). We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock in this offering. The following table illustrates this per share dilution to new investors:

Public offering price per Unit	$	[*]
Historical net tangible book value per share as of December 31, 2022	$	[*]
Increase in as pro forma net tangible book value per share attributable to the offering	$	[*]
Pro forma net tangible book value (deficit) per share as of December 31, 2022	$	[*]
Dilution in net tangible book value per share to new investors	$	[*]

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1.00 decrease in the assumed public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), would decrease our pro forma net tangible book value per share after this offering by $[*] and increase dilution per share to new investors purchasing Units in this offering by $[*], assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant.

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A $1.00 increase in the assumed public offering price of $[*] per Unit (the last reported sale price of our common stock on Nasdaq on [*], 2023), would increase our pro forma net tangible book value per share after this offering by $[*] and decrease dilution per share to new investors purchasing Units in this offering by $[*], assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant. An increase or decrease of [*] Units in the number of Units offered by us, as set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value per share after this offering by $[*] and dilution per share to new investors purchasing Units in this offering by $[*], assuming no change in the assumed public offering price per Unit and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the Warrants issued as part of the Units and assuming no sale of Units including a Pre-Funded Warrant.

After completion of this offering, our existing stockholders would own approximately [*]% and our new investors would own approximately [*]% of the total number of shares of our common stock outstanding after this offering.

If the underwriters exercise their option to purchase additional shares of our common stock and/or Warrants in full and assuming no sale of Units including a Pre-Funded Warrant, the pro forma net tangible book value after this offering would be $[*] per share, the increase in pro forma net tangible book value per share would be $[*] and dilution per share to new investors would be $[*] per share.

The above discussion and table are based on 11,251,299 shares of our common stock outstanding as of April 24, 2023, and excludes as of such date: (i) [*] shares of our common stock issuable pursuant to options and RSUs granted pursuant to our equity incentive plan; and (ii) 96,000 shares our common stock issuable upon the exercise of the warrants issued to our underwriters in our initial public offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Capitalization Table

	Shares Purchased(1)			Total Consideration
	Number	Percent		Amount		Percent		Per Share
Existing stockholders	[*]	[*]	%	$	[*]	[*]	%	$	[*]
New Investors	[*]	[*]	%	$	[*]	[*]	%	$	[*]
	[*]	100.0%		$	[*]	100%			[*]

(1)	Assumes no sale of Units that include a Pre-Funded Warrant.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of April 24, 2023, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of a class of Company voting stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of a class of voting stock is determined in accordance with the rules of the SEC and includes any shares of such class of the Company’s voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership in the following table is based on [*] shares of common stock, issued and outstanding on April 24, 2023 and, plus, for each individual, any common stock that individual has the right to acquire within 60 days of April 24, 2023.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

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The information contained in this table is as of April 24, 2023. At that date, 11,251,299 shares of our common stock were outstanding.

Name and Address of Beneficial Owner (1)	Title	Number of Shares Beneficially Owned		Beneficial Ownership Percentage
Officers and Directors

Steven M. Foster	Chief Executive Officer and President	90,372	(2)	*

Richard Ginn	Chief Technology Officer	613,041	(3)	5.4%

Steven Van Dick	EVP, Finance and Admin and Chief Financial Officer	77,823	(4)	*

Richard Ferrari	Chairman of the Board	340,572	(5)	3.0%

Frank Fischer	Director Nominee	191,966	(6)	1.7%

Ivan Howard	Director	79,587	(7)	*

Robert K. Weigle	Director Nominee	—		—

Stephen H. Hochschuler, M.D.	Director Nominee	33,436	(8)	*

Officers and Directors as a Group (total of 8 persons)		1,426,797	(9)	12.7%
5% Stockholders of a Class of Voting Stock
Zuhlke Ventures AG		2,447,728		21.8%

* Indicate less than 1% beneficial ownership.

(1) Unless otherwise indicated, the principal address of the named officers and directors and holders of 5% of a class of voting stock of the Company is c/o Tenon Medical, Inc., 104 Cooper Court, Los Gatos, CA 95032.

(2) Includes 75,000 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023.

(3) Includes 40,873 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023.

(4) Consists of 19,983 shares held by the Van Dick Family Trust-1998 for which Steven Van Dick is trustee and 57,840 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023.

(5) Consists of 92,214 shares held by the Ferrari Family Trust for which Richard Ferrari is trustee and 182,441 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023 (includes 13,670 shares of our common stock underlying options held by TCTIG, LLC for which Richard Ferrari is the beneficial owner) and 65,918 shares of our common stock held by TCTIG, LLC and for which Richard Ferrari has voting control.

(6) Includes 7,500 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023.

(7) Consists of 13,669 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023 and 65,918 shares of our common stock, in each case, held by TCTIG, LLC and for which Ivan Howard is either the beneficial owner or has voting control.

(8) Includes 8,536 shares of our common stock underlying options that have vested and are exercisable within 60 days of [April 24], 2023; and 19,700 shares of our common that are held by SHKH, LLC, an entity for which Stephen H. Hochschuler has a controlling interest.

(9) Includes 385,859 shares of our common stock underlying stock options that have vested and are exercisable within 60 days of April 24, 2023.

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DESCRIPTION OF SECURITIES

The following summary description sets forth some of the general terms and provisions of our capital stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our capital stock, you should refer to our Form 8-A filed with the SEC on April 26, 2022, the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), our charter and our bylaws as currently in effect. Copies of our amended and restated certificate of incorporation, as amended, and our bylaws are included as exhibits to the registration statement of which this prospectus forms a part.

General

The total number of shares of stock which the Company is authorized to issue is 150,000,000 shares of capital stock, consisting of 130,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

For a detailed description of our common stock reference is made to our Form 8-A filed with the SEC on April 26, 2022.

Preferred Stock

Our Board also has the authority to issue up to 20,000,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

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While we do not currently have any preferred stock outstanding or plans for the issuance of any shares of preferred stock, the issuance of preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;

•	Diluting the voting power of the common stock;

•	Impairing the liquidation rights of the common stock; or

•	Delaying or preventing a change in control of the Company without consent of the stockholders

Warrants Offered in this Offering

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.

The Warrants issued in this offering entitle the registered holders to purchase common stock at a price equal to [*]% of the offering price of the Unit sold in this offering, subject to adjustment as discussed below, immediately following the issuance of such Warrants and terminating at 5:00 p.m., New York City time, five years after the closing of this offering.

The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of common stock at prices below its exercise price.

Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise. Each Warrant entitles the holder thereof to purchase one share of common stock. Warrants are not exercisable for a fraction of a share and may only be exercised into whole numbers of shares. In lieu of fractional shares, we will, pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price and round down to the nearest whole share. Unless otherwise specified in the Warrant, the holder will not have the right to exercise the Warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or 9.99% at the holder’s election) of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.

Exercise Price. The exercise price per share of common stock purchasable upon exercise of the Warrants is no less than [*]% of the public offering price per Unit, and is subject to adjustments for stock splits, reclassifications, subdivisions, and other similar transactions. In addition to the exercise price per share of common stock, and other applicable charges and taxes are due and payable upon exercise.

Warrant Agent; Global Certificate. The Warrants will be issued in registered form under a warrant agency agreement between a warrant agent and us. The Warrants will initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Transferability.  Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to the warrant agent, together with the appropriate instruments of transfer.

Exchange Listing. There is no established public trading market for the Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Capital Market. Without an active trading market, the liquidity of Warrants will be limited.

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Adjustments; Fundamental Transaction. The exercise price and the number of shares underlying the Warrants are subject to appropriate adjustment in the event of stock splits, stock dividends on our common shares, stock combinations or similar events affecting our common shares. In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding common shares (each, a Fundamental Transaction), then following such Fundamental Transaction the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the Warrants immediately prior to such Fundamental Transaction. Any successor to us or surviving entity will assume the obligations under the warrants. Additionally, as more fully described in the Warrant, in the event of certain Fundamental Transactions, the holders of the Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Warrants on the date of consummation of such transaction.

Rights as a Shareholder. Except by virtue of such holder’s ownership of our common stock, the holder of a Warrant does not have rights or privileges of a shareholder, including any voting rights, until the holder exercises such Warrant.

Pre-Funded Warrants Offered in this Offering

The following summary of certain terms and provisions of the Pre-Funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant.

The term “pre-funded” refers to the fact that the purchase price of our common stock in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.001. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding common stock following the consummation of this offering the opportunity to invest capital into our Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our common stock which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

Duration.   The Pre-Funded Warrants offered hereby will entitle the holders thereof to purchase shares of our common stock at a nominal exercise price of $0.001 per share, at any time after its original issuance until exercised in full.

Exercise Limitation.   A holder will not have the right to exercise any portion of the Pre-Funded Warrant if the holder (together with its affiliates and certain related parties) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase, but not in excess of 9.99%, or decrease such percentage, provided that any increase will not be effective until the 61st day after such election.

Exercise Price.   The Pre-Funded Warrants will have an exercise price of $0.001 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Warrant Agent; Global Certificate. The Pre-Funded Warrants will be issued in registered form under a warrant agency agreement between a warrant agent and us. The Pre-Funded Warrants will initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

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Transferability.   Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.   There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Capital Market. Without an active trading market, the liquidity of Pre-Funded Warrants will be limited.

Fundamental Transactions.   If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Pre-Funded Warrants with the same effect as if such successor entity had been named in the Pre-Funded Warrant itself. If holders of our common stock are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Pre-Funded Warrant following such fundamental transaction.

Rights as a Stockholder.   Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Pre-Funded Warrant.

Underwriters’ Warrants

Upon the closing of our initial public offering the underwriters were issued five-year warrants to purchase 96,000 shares of our common stock at an exercise price of $5.00 per share, which may be exercised at any time.

Options

In 2012 our board of directors and shareholders approved our 2012 Plan. From June 2014 to October 2021, we issued 10-year options to purchase a total of 727,394 (not including options to purchase 57,601 shares of our common stock that have been forfeited or canceled) shares of our common stock pursuant to our 2012 Plan, which include outstanding options to purchase 90,991 shares of our common stock at an exercise price of $0.62; 371,298 shares of our common stock at an exercise price of $5.20; 243,105 shares of out common stock at an exercise price of $7.06; and 22,000 shares of our common stock at an exercise price of $7.50. In April 2022 we terminated the 2012 Plan, however and all of the options issued under the 2012 Plan remain outstanding and are now outstanding under the 2022 Plan. The following options were issued under the 2012 Plan:

On June 19, 2014 we granted three separate non-statutory options to purchase a total of 62,510 shares of our common stock under the Plan at an exercise price of $0.62 per share, 1,565 of the shares were subsequently forfeited. The options are fully vested and expire on June 19, 2024.

On November 15, 2016 we granted a non-statutory option to purchase 8,536 shares of our common stock under the Plan at an exercise price of $0.62 per share. The option is fully vested and expires on November 15, 2026.

On April 29, 2019 we granted a non-statutory option to purchase 8,536 shares of our common stock under the Plan at an exercise price of $0.62 per share, this option was subsequently forfeited.

On September 8, 2019 we granted a non-statutory option to purchase 21,519 shares of our common stock under the Plan at an exercise price of $0.62 per share. The option vests monthly over a four-year period and expires on September 8, 2029.

On May 1, 2021 we granted non-statutory options to 6 individuals to purchase in aggregate 374,500 shares of our common stock under the Plan at an exercise price of $5.20 per share, 22,500 of these shares were subsequently forfeited. All of the options are subject to three-year monthly vesting and expire on May 1, 2031.

On May 7, 2021 we granted non-statutory options to five individuals to purchase in aggregate 34,298 shares of our common stock under the Plan at an exercise price of $5.20 per share, 15,000 of these shares were subsequently forfeited. One option for 5,000 shares is subject to three-year vesting and the other options are subject to two-year vesting and both expire on May 7, 2031.

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On July 8, 2021 we granted a non-statutory option to purchase 12,500 shares of our common stock under the Plan at an exercise price of $7.06 per share. The option vests monthly over a two-year period and expires on July 8, 2031.

On July 19, 2021 we granted non-statutory options to 2 individuals to purchase 169,522 shares of our common stock and we granted incentive stock options to 2 individuals for 40,083 shares of our common stock under the Plan at an exercise price of $7.06 per share. The options are subject to three-year monthly vesting and expire on July 19, 2031.

On August 10, 2021 we granted non-statutory options to 2 individuals to purchase 13,500 shares of our common stock and we granted incentive stock options to 2 individuals for 7,500 shares of our common stock under the Plan at an exercise price of $7.06 per share. Three of these options vest 33% on the first anniversary with the balance of the shares vesting monthly over the next two years and one option is subject to two-year monthly vesting and all options expire on August 10, 2031. We also granted 61,750 of restricted shares of common stock to 3 individuals under the Plan, which vested immediately.

On October 8, 2021 we granted non-statutory options to 3 individuals to purchase 12,000 shares of our common stock and we granted incentive stock options to 3 individuals for 10,000 shares of our common stock under the Plan at an exercise price of $7.50 per share. Three of these options vest 33% on the first anniversary with the balance of the shares vesting monthly over the next two years and the remaining options are subject to two-year monthly vesting and all options expire on October 8, 2031.

Under the 2022 Plan, between May 2022 and March 2023 we granted (i) non-statutory options to 4 individuals to purchase in aggregate 98,950 shares of our common stock and (ii) incentive stock options to 12 individuals to purchase in aggregate 148,000 shares of our common stock at exercise prices between $1.96 and $2.75 per share. 12 of these options vest 33% on the first anniversary with the balance of the shares vesting monthly over the next two years and 4 of these options vest 50% on the first anniversary with the balance of the shares vesting monthly over the next year. All options expire 10 years from the date of grant.

Restricted Stock Units

Under the 2022 Plan, between May 2022 and March 2023 we granted 21 restricted stock units (“RSU”) to 18 individuals to purchase in aggregate 1,318,530 shares of our common stock under the Plan. Nine of these RSUs vest one third on the first anniversary with the balance vesting semi-annually over the next two years. Eight of these RSUs vest one sixth semi-annually over 3 years and the remaining RSUs vest one third annually on their anniversary with one sixth of the balance vesting semi-annually over the next 2 years. All RSUs expire 10 years from the date of grant.

From time to time, we expect to continue to issue options and RSUs under the Plan to various consultants, employees, officers and directors of the Company.

Exclusive Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage lawsuits against us or our directors or officers. Our Certificate of Incorporation also provides that this choice of forum provision does not apply to claims arising under federal securities laws.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

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●	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

●	an affiliate of an interested stockholder; or

●	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

●	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction; or

●	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be VStock Transfer LLC, whose address is 18 Lafayette Place, Woodmere, NY 11598. Their telephone number is (212) 828-8436.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “TNON.”

UNDERWRITING

We are offering our Units as described in this prospectus through the underwriters named below. [*] (or [*]) is acting as the sole representative of the underwriters. We have entered into an underwriting agreement with [*] as representative of the underwriters listed below, dated [*], 2023. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriter, the number of Units listed next to its name in the following table.

Underwriters	Number of Units
[*]

Total

The underwriting agreement provides that the underwriter must buy all of the Units if they buy any of them. However, the underwriters are not required to take or pay for the shares of common stock, Pre-Funded Warrants and/or the Warrants covered by the underwriters’ option to purchase additional shares as described below.

The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

The final offering price of the units offered hereby is expected to be determined based primarily in relation to the trading price of our common stock on the Nasdaq Capital Market. The final offering price of the Units may be higher or lower than the trading price of the common stock at the time of the offering.

Our Units are offered subject to a number of conditions, including:

•	receipt and acceptance of our shares of common stock, Warrants and Pre-Funded Warrants by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

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We have been advised by [*] that the underwriters intend to make a market in our shares of common stock, Warrants and Pre-Funded Warrants but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Securities

We have granted the underwriters an option to buy up to an aggregate of [*] additional shares of common stock at a price per share of $[*] and/or Warrants to purchase up to an additional [*] shares of common stock at a price per Warrant of $0.01, less, in each case, discounts and commissions, to cover over-allotments, if any. The underwriters have 45 days from the closing of the offering to exercise this option.

Underwriting Discount

Units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus, except that Units sold with Pre-Funded Warrants will be priced at the offering price minus $0.001. Any Units sold by the underwriter to securities dealers may be sold at a discount of up to $[*] per share from the public offering price. The underwriter may offer the Units through one or more of their affiliates or selling agents. If all the Units are not sold at the public offering price, [*] may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the Units at the prices and upon the terms stated therein.

The underwriting discount is equal to the public offering price per Unit, less the amount paid by the underwriter to us per Unit. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the Units of common stock to the underwriters at the offering price of $[*] per share of common stock, and $0.01 per Warrant, which represents the public offering price of our Units set forth on the cover page of this prospectus less underwriting discounts and commissions.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Unit(1)	Without Option(1)	With Option(1)
Per Unit Public Offering Price (1)	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	Units sold with Pre-Funded Warrants will be priced at the offering price minus $0.001.

The underwriters propose to offer the units offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the units to other securities dealers at such price less a concession of $[*] per Unit. If all of the Units offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay [*] an aggregate fee equal to [*]% of the gross proceeds of this offering. We have also agreed to pay [*]’s out-of-pocket accountable expenses, including [*]’s legal fees, up to $[*]. We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $[*].

The representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Stock Exchange

Our common stock is listed on Nasdaq under the symbol “TNON.” We do not intend to apply for the listing of the Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our securities during and after this offering, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our shares of common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because [*] has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the NASDAQ Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

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Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriters conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

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•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

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Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

He securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in the Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to Prospective Investors in Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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EXPERTS

The consolidated financial statements of Tenon Medical, Inc. as of December 31, 2022 and 2021 and for each of the years then ended, incorporated in this prospectus by reference to Tenon Medical, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2022, have been so incorporated in reliance on the report of Armanino LLP, an independent registered public accounting firm, as set forth in their report thereon, given on the authority of said firm as experts in accounting and auditing. The audit report contains an emphasis of matter paragraph that states there is substantial doubt about Tenon Medical Inc.’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Carmel, Milazzo & Feil LLP, New York, New York. [*], is acting as counsel for the representative of the underwriters with respect to the offering.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information that we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 10, 2023;

•	the description of our common stock contained in the Registration Statement on Form 8A12B (File No. 001-41364) relating thereto, filed on April 26, 2022, including any amendment or report filed for the purpose of updating such description; and

•	any future filings made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Tenon Medical, Inc., Attn: Chief Financial Officer, 104 Cooper Court, Los Gatos, California 95032; telephone: (408) 649-5760. You may also obtain information about us by visiting our website at https://www.tenonmed.com. The information contained on or accessible through our website is not incorporated by reference and is not part of this prospectus.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.tenonmed.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

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[*] Shares of common stock

Or Pre-Funded Warrant to Purchase [*] Shares of common stock

And

Warrants to purchase up to [*] Shares of common stock

Preliminary Prospectus

[UNDERWRITER LOGO]

Dated: , 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission registration fee	$	*
Accountants’ fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous	$	*
Total expenses	$	*

 *Estimates not currently known

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Company Law of the State of Delaware (“DGCL”) permits a Company to eliminate the personal liability of directors of a Company to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our charter, as amended provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a Company has the power to indemnify a director, officer, employee, or agent of the Company, or a person serving at the request of the Company for another Company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the Company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our charter, as amended provides that we will indemnify to the fullest extent permitted from time to time by the DGCL or any other applicable laws as presently or hereafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Company, by reason of his acting as a director or officer of the Company or any of its subsidiaries (and the Company, in the discretion of the Board of Directors, may so indemnify a person by reason of the fact that he is or was an employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company in any other capacity for or on behalf of the Company) against any liability or expense actually and reasonably incurred by such person in respect thereof; provided, however, the Company shall be required to indemnify an officer or director in connection with an action, suit or proceeding (or part thereof) initiated by such person only if (i) such action, suit or proceeding (or part thereof) was authorized by the Board of Directors and (ii) the indemnification does not relate to any liability arising under Section 16(b) of the Exchange Act, as amended, or any rules or regulations promulgated thereunder. Such indemnification is not exclusive of any other right to indemnification provided by law or otherwise.

II-1

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Company has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the last three years which was not registered under the Securities Act of 1933, as amended.

(a) Issuance of Capital Stock.

Common stock and Preferred Stock

On May 19, 2021, the Company issued 53,757 shares of common stock to SpineSource, Inc. pursuant to a common stock Purchase Agreement.

On August 10, 2021, the Company issued an aggregate of 61,750 shares of restricted common stock to several individuals under its 2012 Equity Incentive Plan.

During October 2021, the Company issued 44,447 shares of common stock to SpineSource, Inc. pursuant to an anti-dilution provision.

On October 28, 2021, the Company issued 2,550,763 shares of Series A preferred stock to Zuhlke Ventures AG pursuant to an Exchange Agreement.

The issuance of the capital stock listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(b) Option Grants.

On September 8, 2019, the Company issued 21,519 options to an individual at an exercise price of $0.62 per share. The options are subject to 25% vesting after the first year, and then equal monthly vesting over a three-year period.

On May 1, 2021, the Company issued a total of 374,500 options to various individuals at an exercise price of $5.20 per share. The options are subject to equal monthly vesting over a three-year period.

II-2

On May 7, 2021, the Company issued a total of 34,298 options to various individuals at an exercise price of $5.20 per share. The options are subject to either (i) equal monthly vesting over a two-year period or (ii) equal monthly vesting over a three-year period.

 On July 8, 2021, the Company issued a total of 12,500 options to an individual at an exercise price of $7.06 per share. The options are subject to equal monthly vesting over a two-year period.

On July 19, 2021, the Company issued a total of 209,605 options to various individuals at an exercise price of $7.06 per share. The options are subject to equal monthly vesting over a three-year period.

On August 10, 2021 the Company issued a total of 21,000 options to various individuals at an exercise price of $7.06 per share. The options are subject to equal monthly vesting over a two or three-year period.

On October 8, 2021 the Company issued a total of 22,000 options to various individuals at an exercise price of $7.50 per share. The options are subject to equal monthly vesting over a two or three-year period.

The options described above were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipients of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(c) Warrants.

On December 31, 2020, the Company issued to Exchange Listing, LLC warrants to purchase a total of 25,000 shares of Company common stock at the exercise price $5.20 per share. This warrant has expired.

In April 2022, in connection with the Company’s initial public offering, the Company granted the Underwriters warrants to purchase a total of 96,000 shares of the Company’s common stock. The warrants are immediately exercisable at an exercise price of $5.00 per share and expire on the fifth anniversary of the commencement of sales under the IPO.

The warrant described above were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipients of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(d) Issuance of Notes.

On January 27, 2021, the Company issued a promissory note in the amount of $130,560.34 to Wilson Sonsini Goodrich & Rosati. This note was paid in fully in May 2021.

On April 30, 2021 the Company issued the Amended and Restated 2015 Convertible Promissory Note with a principal amount of $117,530 and a per annum interest rate of 8%. The original note was issued on January 1, 2016 in the same principal amount. Upon the occurrence of an initial public offering of the Company, the balance of such note will convert immediately prior to the initial public offering at a price equal to 80% of the price per share of the common stock sold in the initial public offering.

On April 30, 2021 the Company issued the Amended and Restated 2019 Convertible Promissory Note with a principal amount of $70,000 and a per annum interest rate of 8%. The original note was issued on October 12, 2019 in the same principal amount. Upon the occurrence of an initial public offering of the Company, the balance of such note will convert immediately prior to the initial public offering at a price equal to 70% of the price per share of the common stock sold in the initial public offering.

On April 30, 2021 the Company issued the Convertible Promissory Note with a principal amount of $40,000 and a per annum interest rate of 8%. Upon the occurrence of an initial public offering of the Company, the balance of such note will convert immediately prior to the initial public offering at a price equal to 70% of the price per share of the common stock sold in the initial public offering.

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On April 30, 2021 the Company issued the Convertible Promissory Note with a principal amount of $170,000 and a per annum interest rate of 8%. Upon the occurrence of an initial public offering of the Company, the balance of such note will convert immediately prior to the initial public offering at a price equal to 70% of the price per share of the common stock sold in the initial public offering.

On May 3, 2021 the Company issued the Amended and Restated 2019 Convertible Promissory Note with a principal amount of $200,000 and a per annum interest rate of 8%. The original note was issued on November 20, 2020 in the same principal amount. Upon the occurrence of an initial public offering of the Company, the balance of such note will convert immediately prior to the initial public offering at a price equal to 70% of the price per share of the common stock sold in the initial public offering.

On May 3, 2021 the Company issued the Amended and Restated 2019 Convertible Promissory Note with a principal amount of $50,000 and a per annum interest rate of 8%. The original note was issued on October 21, 2019 in the same principal amount. Upon the occurrence of an initial public offering of the Company, the balance of such note will convert immediately prior to the initial public offering at a price equal to 70% of the price per share of the common stock sold in the initial public offering.

During the period from May 17, 2021 to July 26, 2021, the Company issued an aggregate $12,177,328 of Convertible Promissory Notes to 125 investors, which accrues interest at 8% per annum from the date of issuance and are due one year from the date of issuance. Principal and interest is due in full at maturity on the notes. The notes are not prepayable without the consent of a majority of the holders. Upon an initial public offering of the Company, the balance of such notes will convert immediately prior to the initial public offering at a price equal to the lesser of (i) the quotient obtained by dividing (x) $22,500,000 by (y) the fully diluted capitalization of the Company and (ii) 70% of the price per share of the common stock sold in the initial public offering.

The notes described above were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipients of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by herein by reference.

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit No.	Description
1.1†	Form of Underwriting Agreement
3.1*	Second Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Bylaws of The Registrant.
4.1†	Form of Underwriter’s Warrant
5.1†	Opinion of Counsel to Registrant.
10.1*	Promissory Note, dated January 27, 2021 having a principal amount of $130,560.34 and issued to Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10.2*	Convertible Promissory Note dated April 30, 2021 having a principal of $170,000 and issued to Phoenix DeVentures Inc.
10.3*	Amended and Restated 2015 Convertible Promissory Note dated April 30, 2021 having a principal amount $117,530 and issued to Phoenix DeVentures Inc.
10.4*	Convertible Promissory Note dated April 30, 2021 having a principal amount of $40,000 issued to Phoenix DeVentures Inc.
10.5*	Amended and Restated 2019 Convertible Promissory Note dated April 30, 2021 having a principal amount $70,000 and issued to Khalid Mentak
10.6*	Amended and Restated Convertible Promissory Note dated May 3, 2021 having a principal amount $200,000 and issued to Paul Orofino
10.7*	Amended and Restated Convertible Promissory Note dated May 3, 2021 having a principal amount $50,000 and issued to Paul Orofino
10.8*	Amended and Restated 2019 Convertible Promissory Note dated May 7, 2021 having a principal amount $68,359 and issued to Lince Consulting
10.9*	Convertible Promissory Note dated June 24, 2021 having a principal amount of $50,000 and issued to Thomas J. Mitchell, II and Susan L. Mitchell, Revocable Living Trust dated June 12, 2000, as amended and restated
10.10*	Warrant to Purchase Shares of common stock dated December 31, 2020 issued to Exchange Listing, LLC
10.11*	Tenon Medical, Inc 2012 Equity Incentive Plan
10.12*	Amended and Restated Exclusive Sales Representative Agreement dated May 20, 2021 between SpineSource, Inc. and the Registrant
10.13*	The common stock Purchase Agreement between SpineSource, Inc. and the Registrant
10.14*	Convertible Promissory Note dated May 18, 2021 having a principal amount of $100,000 and issued to Richard Ginn
10.15*	Employment Agreement dated June 1, 2021 between Steven M. Foster and the Registrant
10.16*	Employment Agreement dated June 1, 2021 between Richard Ginn and the Registrant
10.17*	Consulting Agreement dated May 7, 2021 by and between Richard Ferrari and the Registrant
10.18*	Employment Agreement dated June 1, 2021 between Steven Van Dick and the Registrant
10.19*	Agreement and Consent of Director Nominee dated October 8, 2021 from Frank Fischer
10.20*	Agreement and Consent of Director Nominee dated October 8, 2021 from Ivan Howard
10.21*	Agreement and Consent of Director Nominee dated October 8, 2021 from Stephen H. Hochschuler
10.22*	Agreement and Consent of Director Nominee dated October 8, 2021 from Robert Weigle
10.23*	Exchange Agreement dated as of October 27, 2021 among Zuhlke Ventures AG, Tenon Technology AG and the Registrant
10.24*	Convertible Promissory Note dated May 18, 2021 having a principal amount of $100,000 and issued to Richard Ginn
10.25*	Convertible Promissory Note dated May 17, 2021 having a principal amount of $25,000 and issued to Theo Franklin
10.26*	Convertible Promissory Note dated June 17, 2021 having a principal amount of $125,000 and issued to WS Investment Company, LLC (21A)
10.27*	Convertible Promissory Note dated May 18, 2021 having a principal amount of $300,000 and issued to the Ferrari Family Trust
10.28*	Convertible Promissory Note dated May 17, 2021 having a principal amount of $600,000 and issued to Frank M. Fischer
10.29*	Convertible Promissory Note dated May 17, 2021 having a principal amount of $50,000 and issued to Steven M. Foster
10.30*	Tennon Medical 2022 Equity Incentive Plan
10.31*	Exchange Agreement dated October 28, 2021 between the Registrant, Zuhlke Ventures AG and Tenon Technology AG
10.32*	IP Sale and Purchase Agreement dated January 21, 2022 between the Registrant and Tenon Technology AG
21.1*	List of Subsidiaries of the Registrant.
23.1†	Consent of Armanino, LLP.
23.2†	Consent of Counsel to Registrant (included in Exhibit 5.1).
107	Filing Fees.

*Previously filed; accessible by hyperlink.

†To be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Gatos, State of California, on [*], 2023.

TENON MEDICAL, INC.

By:	/s/ Steven M. Foster
Steven M. Foster
Chief Executive Officer and President (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven M. Foster and Steven Van Dick his true and lawful attorney-in-fact, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Steven M. Foster	Chief Executive Officer and President, Director	[*], 2023
Steven M. Foster	(Principal Executive Officer)

/s/ Richard Ginn	Chief Technology Officer and Director	[*], 2023
Richard Ginn

/s/ Steven Van Dick	Chief Financial Officer	[*], 2023
Steven Van Dick	(Principal Financial and Accounting Officer)

/s/ Richard Ferrari	Director and Chairman of the Board	[*], 2023
Richard Ferrari

/s/ Ivan Howard	Director	[*], 2023
Ivan Howard

/s/ Frank Fischer	Director	[*], 2023
Frank Fischer

/s/ Robert K. Weigle	Director	[*], 2023
Robert K. Weigle

/s/ Stephen H. Hochschuler	Director	[*], 2023
Stephen H. Hochschuler, M.D

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